
March 28, 2025

William J. Mault
Executive Vice President and Chief Financial Officer
Summit Midstream Corp
910 Louisiana Street, Suite 4200
Houston, TX 77002

> **Re: Summit Midstream Corp**
> **Registration Statement on Form S-3**
> **Filed March 24, 2025**
> **File No. 333-286038**

Dear William J. Mault:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Liz Packebusch at 202-551-8749 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Julian Seiguer